

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2021

Brian McDade
Chief Financial Officer
SIMON PROPERTY GROUP INC /DE/
SIMON PROPERTY GROUP, L.P.
225 West Washington Street
Indianapolis, Indiana 46204

>   **Re: SIMON PROPERTY GROUP INC /DE/**
>   **SIMON PROPERTY GROUP, L.P.**
>   **Form 10-K for the year ended December 31, 2020**
>   **Filed on February 25, 2021**
>   **File Nos. 001-14469 and 001-36110**

Dear Mr. McDade:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction